UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: August 23, 2005

EXETER APPOINTS BILL McCARTNEY TO BOARD OF DIRECTORS

Vancouver, BC, August 23, 2005 - Exeter Resource Corporation (the “Company) (TSX-V: XRC, Frankfurt: EXB) announces the appointment of William (Bill) McCartney as a director of the Company and as Chairman of its Audit Committee.

Mr. McCartney received a B.A. from Simon Fraser University in 1978 and has been a member of the Institute of Chartered Accountants of British Columbia since 1980. He has been the President of Pemcorp Management Inc. from 1990 to present and was a founding partner of Davidson & Company, Chartered Accountants from 1984 to 1990. Pemcorp Management Inc. is principally involved with providing corporate finance and administrative management services to private and public companies. Bill is also a Trustee of Mercer International Inc., a director of Southwestern Resources Corp. and an officer of Dynasty Metals & Mining Inc.

Separately, the Company has appointed Glen Van Kerkvoort as Chief Geologist. Glen is an expert in epithermal gold mineralization in South America. He has over 10 years of experience in South America, having worked as Exploration Manager for Patagonia Gold Plc in Argentina and Chile, for Barrick Gold Corporation in the development of its Pascua Lama-Valadero gold mine in Argentina, and for Climax Mining Ltd. in Ecuador and Argentina. He is responsible for the discovery of the Company’s La Cabeza gold deposit, through a systematic ground examination of satellite image anomalies.

The Company has granted a total of 400,000 stock options exercisable at a price of C$1.10 for a term of five years. The stock options are granted subject to TSX Venture Exchange and shareholder approval.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Yale Simpson

Chairman

Exeter Resource Corporation Bryce Roxburgh, President Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free 1-888-688-9592 exeter@exeterresource.com	Suite 301, 700 West Pender Street Vancouver, B.C. Canada V6C 1G8

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

August 23, 2005

Item 4.	News Release

The Press Release dated August 23, 2005 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced the appointment of William (Bill) McCartney as a director of the Company and as Chairman of its Audit Committee.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 23rd day of August, 2005.

SCHEDULE “A”

For Immediate Release: August 23, 2005

EXETER APPOINTS BILL McCARTNEY TO BOARD OF DIRECTORS

Vancouver, BC, August 23, 2005 - Exeter Resource Corporation (the “Company) (TSX-V: XRC, Frankfurt: EXB) announces the appointment of William (Bill) McCartney as a director of the Company and as Chairman of its Audit Committee.

Mr. McCartney received a B.A. from Simon Fraser University in 1978 and has been a member of the Institute of Chartered Accountants of British Columbia since 1980. He has been the President of Pemcorp Management Inc. from 1990 to present and was a founding partner of Davidson & Company, Chartered Accountants from 1984 to 1990. Pemcorp Management Inc. is principally involved with providing corporate finance and administrative management services to private and public companies. Bill is also a Trustee of Mercer International Inc., a director of Southwestern Resources Corp. and an officer of Dynasty Metals & Mining Inc.

Separately, the Company has appointed Glen Van Kerkvoort as Chief Geologist. Glen is an expert in epithermal gold mineralization in South America. He has over 10 years of experience in South America, having worked as Exploration Manager for Patagonia Gold Plc in Argentina and Chile, for Barrick Gold Corporation in the development of its Pascua Lama-Valadero gold mine in Argentina, and for Climax Mining Ltd. in Ecuador and Argentina. He is responsible for the discovery of the Company’s La Cabeza gold deposit, through a systematic ground examination of satellite image anomalies.

The Company has granted a total of 400,000 stock options exercisable at a price of C$1.10 for a term of five years. The stock options are granted subject to TSX Venture Exchange and shareholder approval.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Yale Simpson

Chairman

Exeter Resource Corporation Bryce Roxburgh, President Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free 1-888-688-9592 exeter@exeterresource.com	Suite 301, 700 West Pender Street Vancouver, B.C. Canada V6C 1G8

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date August 23, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director